EXHIBIT 99.4

Annual General Meeting of Shareholders

Affimed N.V.

to be held on Tuesday, June 21, 2016 at 15.00 hrs. (CET) at Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands

Agenda[1]
1.	Opening		Non-Voting
2.	Overview of the Company’s business, financial situation and sustainability		Non-Voting
3.	Discussion of the Remuneration Policy for the Management Board (the “Remuneration Policy”) for the financial year 2015		Non-Voting
4.	Discussion of the 2015 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2015, as prepared in accordance with Dutch law		Voting item
5.	Clarification of the Company’s reserves and dividend policy		Non-Voting
6.	Discharge of the managing directors for their management during the financial year 2015		Voting item
7.	Discharge of the supervisory directors for their supervision during the financial year 2015		Voting item
8.	Appointment of the auditor for the financial year 2016		Voting item
9.	Reappointment of: Dr. Richard B. Stead as a supervisory director		Voting item
10.	Supervisory Board remuneration
	a.	Equity Awards	Voting item
	b.	Amendment of the Remuneration Policy	Voting item
11.	Authorization to acquire shares		Voting item
12.	Any other business		Non-Voting
13.	Closing		Non-Voting

______________________

1 All voting items are adopted by a simple majority of the votes cast unless indicated otherwise in the explanation to an agenda item.

Explanatory Notes to the Agenda

1	Opening

2	Overview of the Company’s business, financial situation and sustainability

This agenda item includes an account of the Company’s business and financial situation during the financial year 2015.

3	Discussion of the Remuneration Policy for the Management Board (the “Remuneration Policy”) for the financial year 2015

In accordance with Article 2:135 (5a) of the Dutch Civil Code, the execution of the Remuneration Policy in 2015, as outlined in the Company's 2015 Statutory Annual Report, will be discussed.

4	Discussion of the 2015 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2015, as prepared in accordance with Dutch law

The Company has prepared its financial statements in accordance with Dutch law and International Financial Reporting Standards ("IFRS") (“Statutory Annual Accounts”).

For internal and external reporting purposes, the Company follows IFRS. IFRS is the Company’s primary accounting standard. The Statutory Annual Accounts are the annual accounts that are being submitted to the general meeting for adoption.

KPMG N.V. has audited the Statutory Annual Accounts and has issued an auditor's report thereon.

It is proposed to adopt the Statutory Annual Accounts for the financial year 2015.

The Statutory Annual Accounts as prepared in accordance with Dutch law, are published on the Company’s website and are also available at the offices of the Company.

5	Clarification of the Company’s reserves and dividend policy

The Management Board will give an explanation of the Company’s reserves and dividend policy as outlined in the Company’s 2015 Statutory Annual Report.

6	Discharge of the managing directors for their management during the financial year 2015

It is proposed to discharge the managing directors from all liability in respect of the performance of their management duties during the financial year 2015.

7	Discharge of the supervisory directors for their supervision during the financial year 2015

It is proposed to discharge the supervisory directors from all liability in respect of the performance of their supervision duties during the financial year 2015.

8	Appointment of the auditor for the financial year 2016

It is proposed to appoint KPMG N.V. as auditor of the annual accounts of the Company for the financial year ending December 31, 2016.

9	Reappointment of: Dr. Richard B. Stead as a supervisory director

The term of Dr. Stead’s appointment as supervisory director will end at the end of this general meeting. The Supervisory Board has carefully considered the reappointment of Dr. Stead and resolved on May 19, 2016, on the recommendation of the nominating and corporate governance committee, to nominate Dr. Stead for reappointment as Supervisory Board director for a term ending at the end of the annual general meeting of the Company to be held in 2019. The nomination of Dr. Stead is made in accordance with article 7.6.2 of Company's articles of association. Pursuant to article 7.6.2 of the Company's articles of association, the nomination is binding. However, the general meeting may at all times overrule the binding nomination by at least two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the nomination is not overruled, the proposed candidate shall be appointed.

Dr. Stead was born in St. Paul, Minnesota, United States of America on 17 September 1952 (US nationality) and has been a member of the Supervisory Board of the Company since 2007. Dr. Stead has more than 25 years of experience in the biotechnology and pharmaceutical industries, designing and directing clinical trials, regulatory strategy and licensing activities. Dr. Stead is currently Founder and Principal of BioPharma Consulting Services, where he is involved in the development of a number of oncology products including different strategies for cancer immunotherapy. Previously, he was Vice President, Clinical Research of Immunex Corporation, responsible for oncology and neurology product development. Dr. Stead has served in various positions in clinical development and played a key role in the FDA approval and commercialization of Amgen's first two products, Epogen and Neupogen.

Dr. Stead graduated from the University of Wisconsin and earned an M.D. from Stanford University. Dr. Stead completed his internship and residency as well as a fellowship in Hematology at Harvard Medical School and the Brighman and Women's Hospital followed by post-doctoral research in the Laboratory of Molecular Biology at the National Cancer institute. Dr. Richard Stead also serves on the boards of Ascend Biopharmaceuticals Ltd. and the Seattle Reparatory Theatre.

Dr. Stead holds 9,590 shares in the capital of the Company.

10	Supervisory Board remuneration

a.	Equity Awards

Part of the remuneration of the supervisory board members, as established by the general meeting through the Supervisory Board's remuneration policy (the "Remuneration Policy") on 19 September 2014, consists of initial and annual equity awards granted under the terms and provisions under the Equity Incentive Plan 2014 (the "Plan"). These equity awards under the Plan are options representing the right to purchase shares in the share capital of the Company for the exercise price determined in accordance with the provisions under the Plan (the "Awards").

The purpose of the Plan is to motivate and reward those members of the Company's Management Board and Supervisory Board, and the Company's employees, who are expected to contribute significantly to the success of the Company by performing at the highest level, and to further align the interests of the Company and its shareholders.

The Supervisory Board reviewed the objectives and structure of the Plan, and has determined that the purpose of the Plan will not be achieved under the current circumstances with respect to those beneficiaries under the Plan holding Awards with exercise prices exceeding the current fair market value of the underlying shares.

To compensate the members of the Supervisory Board for the current circumstances in respect of their Awards with exercise prices exceeding the current fair market value of the underlying shares, it is proposed to award the chairman of the Supervisory Board a one-time additional grant of 20,000 Awards, and to award each other Supervisory Board member a one-time additional grant of 10,000 Awards (the "Additional Awards"). The exercise price of each Additional Award will be equal to the closing price on Nasdaq on the last trading day preceding the date of this general meeting. The Additional Awards will vest in 4 quarterly installments and will be fully vested on the first anniversary of the date of grant.

b.	Amendment of the Remuneration Policy

It is proposed to amend Clause 3.2 of the Remuneration Policy to add an attendance fee for meetings other than formal Supervisory Board meetings. As a result of such amendment Clause 3.2 will read:

The Company will pay each member of the Supervisory Board EUR 3’000 for a formal Supervisory Board meeting attended in person, and EUR 1’500 for each formal Supervisory Board meeting attended by phone, provided that the duration of such Supervisory Board meeting attended by phone exceeds 30 minutes. For other, including non-formal Board meetings attended either in person or by phone the Company will pay each member of the Supervisory Board EUR 500 per meeting, provided that the duration of such meeting exceeds 30 minutes.

11	Authorization to acquire shares

On September, 12, 2014, with effect from September 17, 2014, the Management Board was authorised by the general meeting to acquire shares in the Company's own share capital for a period of eighteen months. The general meeting is requested to renew this authorisation for a period of eighteen months, being the maximum term permitted by Dutch law.

The purpose of the proposal is to create flexibility to return capital to the shareholders. Furthermore the authorization can be used to acquire common shares to cover the Company's obligations related to share-based remuneration. Repurchased common shares may also be used to cover other obligations of the Company to deliver common shares.

It is proposed to authorize the Management Board, subject to approval by the Supervisory Board, for a period of 18 months, with effect from June 21, 2016, to acquire common shares, on NASDAQ or otherwise, at a price between the nominal value and a price equal to 110% of the market price of the common shares on NASDAQ; the market price being the average of the closing prices on the five trading days prior to the date of the acquisition.

The number of common shares the Company may acquire and hold will not exceed 10% of the issued share capital as of June 21, 2016. In case of repurchase for capital reduction purposes, the number of common shares that the Company may acquire and hold will be increased by an additional 10% of such issued share capital. The higher maximum number of common shares that may be acquired and held is intended to allow the Management Board to execute such share repurchase programs in an efficient and expedited manner.

12	Any other business

13	Closing

***